August 29, 2013

Cecilia Blye

Chief Office of Global Security Risk

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

RE:	Navios Maritime Acquisition Corporation

Form 20-F for the year ended December 31, 2012

Filed March 25, 2013

File No. 1-34104

Response Letter Dated August 1, 2013

Dear Ms. Blye,

As outside counsel to, and on behalf of, Navios Maritime Acquisition Corporation (the “Company”), we respond as follows to the Staff’s legal comments dated August 19, 2013 (the “Additional Comment Letter”). The Additional Comment Letter provided certain comments with respect to the letter dated August 1, 2013 relating to the above-captioned Annual Report on Form 20-F (the “Annual Report”) of the Company. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to it immediately thereafter.

Risk Factors, page 3

Our international activities increase the compliance risks associated with economic and trade sanctions…, page 16

1. We note your response to comment 1 in our letter dated July 18, 2013. Section 2(3) of the Iran Threat Reduction and Syria Human Rights Act of 2012 establishes that, for purposes of new Securities Act Section 13(r), the term “knowingly” has the meaning given it in Section 14 of the Iran Sanctions Act. Under Iran Sanctions Act Section 14, “‘knowingly’, with respect to conduct, a circumstance, or a result, means that a person has actual knowledge, or should have known, of the conduct, the circumstance, or the result.”

If you determine that you and/or your affiliate(s) knowingly engaged in a transaction or dealing with NIOC in connection with the acceptance and loading of the NIOC-owned crude oil during the Shinyo Kieran’s May 2012 Iran port call, then, notwithstanding the legality of the transaction or dealing, and without regard to whether it was conducted under the auspices of, in fulfillment of legal obligations to, and for the benefit of the charterer, it appears to the staff that you should amend your 20-F to provide the disclosure required by Exchange Act Section 13(r). You also should file the notice required by Section 13(r), using the Edgar tag IRANNOTICE.

August 29, 2013

Response:

Per the Staff’s request, because the Company cannot definitely determine whether it or any of its affiliates “knowingly” engaged in a transaction or dealing with the National Iranian Oil Company (“NIOC”) pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the acceptance and loading of the NIOC-owned crude oil during the Shinyo Kieran’s May 2012 Iran port call, in the interest of full disclosure and the avoidance of all doubt, the Company will promptly file an amendment to the Annual Report (the “20-F Amendment”), to disclose the port call and related transaction pursuant to the requirements of Section 13(r) of the Exchange Act, as well as the notice required by Section 13(r) using the Edgar tag IRANNOTICE.

2. If you determine that the three additional Iran port calls you describe in your response to comment 1 in our July 18 letter involved knowing engagement by you and/or your affiliate(s) in a transaction or dealing with a person or entity defined as the Government of Iran for purposes of Exchange Act Section 13(r), please provide Section 13(r) disclosure, and concurrent 13(r) notice using Edgar tag IRANNOTICE, with respect to those port calls.

Response:

The Company has reviewed the specifics of the transactions which took place during the three additional port calls disclosed in the Company’s response letter dated August 1, 2013 and determined that such port calls did involve vessels carrying NIOC-owned crude oil under circumstances similar to the Shinyo Kieran’s May 2012 Iran port call. Therefore, the 20-F Amendment will also include disclosure of these additional port calls in Iran.

Please call the undersigned at (212) 908-3946 with any comments or questions regarding the Annual Report, this letter or related matters and please send a copy of any written comments to the undersigned.

Very truly yours,

/s/ Todd E. Mason

Todd E. Mason